May 24, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Heather Clark
Melissa Raminpour
Julia Griffith
Susan Block

Re:	Request to Withdraw the Cibus Global, Ltd.
Registration Statement on Form S-1
File No. 333-228993

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Cibus Global, Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its registration statement on Form S-1 (File No. 333-228993), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement has not been declared effective by the Commission and no securities of the Company were sold in connection with the offering contemplated by the Registration Statement.

The Company’s request is due to the decision not to proceed with the initial public offering of its securities at this time.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact Boris Dolgonos of Jones Day at 212.326.3430 or Peter E. Devlin of Jones Day at 212.326.3978 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Securities and Exchange Commission
May 24, 2019

Very truly yours,

/s/ Jim Hinrichs
Jim Hinrichs
Chief Financial Officer

cc:	Peter Beetham, Chief Executive Officer
Greg Gocal, Chief Scientific Officer
Boris Dolgonos, Jones Day
Peter E. Devlin, Jones Day